Exhibit 1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

CHANGE TO BOARD OF DIRECTORS

In compliance with Rule 3.67 of the JSE Listings Requirements, DRD announces that with effect from Wednesday, 29 January 2003, Mr. Nick Goodwin has retired from the board of directors of DRD.

Mr. J H (Kobus) Dissel has been appointed as Chief Financial Officer of DRD with effect from Wednesday 29 January 2003. Mr. Dissel will replace Mr. Ian Murray, who has been appointed Deputy Chief Executive Officer of DRD.

Johannesburg
30 January 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)